**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 21, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**IAC/InteractiveCorp**

**File No. 000-20570 - CF#33507**

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IAC/InteractiveCorp submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2009.  IAC/InteractiveCorp also requested confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016.

Based on representations by IAC/InteractiveCorp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|-------------------------------|
| 10.25 | 10-K | March 2, 2009 | through March 31, 2020 |
| 10.18 | 10-K | February 29, 2016 | through March 31, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary